UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

Commission File Number: 001-31597

WESTERN COPPER CORPORATION
(Translation of registrant's name into English)

Suite 2050 - 1111 West Georgia Street
Vancouver, BC Canada V6E 4M3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ]    No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Annual Information Form for the Year Ended December 31, 2006

99.2	Technical Report on the Revised Resource Estimate of the Casino Property dated February 27, 2004

99.2	Technical Report on the Revised Resource Estimate of the Casino Property dated February 27, 2004 (PDF Version)

99.3	Technical Report on the Hushamu Property dated April 14, 2005

99.3	Technical Report on the Hushamu Property dated April 14, 2005 (PDF Version)

99.4	Technical Report on the Coates Lake Copper Deposit dated August 15, 2005

99.4	Technical Report on the Coates Lake Copper Deposit dated August 15, 2005 (PDF Version)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Western Copper Corporation
(Registrant)

Date: April 10, 2007	By:	/s/ Julien François
Julien François

	Title:	VP Finance